                                                                      EXHIBIT 12

                             FIRST DATA CORPORATION
                                 COMPUTATION OF
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)



                                                          YEARS ENDED DECEMBER 31,
                                            1998                      1997                     1996
                                     ----------------------------------------------------------------------
EARNINGS
  Income before income taxes                  $711.9 (1)                $706.4 (2)            $1,031.8 (3)
  Interest expense                             104.1                     116.5                   110.3
  Other adjustments                             47.5                      55.5                    56.5
                                       -------------             -------------           -------------
Total earnings (a)                            $863.5                    $878.4                $1,198.6
                                       =============             =============           =============

FIXED CHARGES:
  Interest expense                             104.1                     116.5                $  110.3
  Other adjustments                             47.5                      55.5                    56.5
                                       -------------             -------------           -------------
Total fixed charges (b)                       $151.6                    $172.0                $  166.8
                                       =============             =============           =============

RATIO OF EARNINGS TO FIXED
  CHARGES (a/b)                                 5.70                      5.11                    7.19

(1) Includes loss contract, restructuring, net loss on business divestitures and impairment charges of $319.1 million ($231.5 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 7.80.

(2) Includes restructuring, net loss on business divestitures and impairment charges of $369.3 million ($333.9 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 7.25.

(3) Includes merger, integration and impairment charge of $32.5 million and $46.0 million gain on the MoneyGram disposition together totaling $13.5 million gain ($8.3 million after tax). The pro-forma ratio of earnings to fixed charges without these charges would have been 7.10.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.